Exagen Inc.

1261 Liberty Way, Suite C

Vista, CA 92081

September 16, 2019

VIA EDGAR

John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Exagen Inc.

Registration Statement on Form S-1

File No. 333-233446

Dear Mr. Lopez:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Exagen Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-1 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on September 18, 2019, or as soon as practicable thereafter.

The undersigned, on behalf of the Company, acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jeffrey Woodley of Latham & Watkins LLP, counsel to the Company, at (858) 523-5464, or in his absence, Matthew T. Bush at (858) 523-3962, to provide notice of effectiveness, or if you have any questions or require additional information regarding this matter. Thank you for your assistance and cooperation in this matter.

Very truly yours,

EXAGEN INC.

By:	/s/ Fortunato Ron Rocca
Fortunato Ron Rocca President, Chief Executive Officer and Director

cc:	Ruairi Regan, Securities and Exchange Commission

Joanna Lam, Securities and Exchange Commission

Raj Rajan, Securities and Exchange Commission

Brigitte Lippman, Securities and Exchange Commission

Pam Howell, Securities and Exchange Commission

Fortunato Ron Rocca, Exagen Inc.

Cheston J. Larson, Latham & Watkins LLP

Matthew T. Bush, Latham & Watkins LLP